Adamis Pharmaceuticals, Corporation 10-K
EXHIBIT 21.1

SUBSIDIARIES OF ADAMIS PHARMACEUTCALS CORPORATION.

Name	State of Incorporation

Biosyn, Inc.	Pennsylvania
Adamis Corporation	Delaware
Adamis Laboratories, Inc.	Delaware
Adamis Viral Therapies, Inc.	Delaware